SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                Amendment No. 1
                                    (Final)
                                       to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                ELECTROSTAR, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    286164108
                                 (CUSIP Number)

                                 Mark H. Swartz
                     Vice President--Chief Financial Officer
                             Tyco International Ltd.
                                  One Tyco Park
                                Exeter, NH 03833
                                 (603) 778-9700

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 6, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                                Page 1 of 6 pages

                                  SCHEDULE 13D/A

CUSIP No.  286164108                                        Page 2 of 6 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tyco International Ltd.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [ ]

                                             (b)  [ ]
3)   SEC USE ONLY

4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION  Massachusetts

                    7) SOLE VOTING POWER
                                  (See Item 5)
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES                      (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH                        (See Item 5)
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH                        (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
           (See Item 5)                                [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           100%

14)  TYPE OF REPORTING PERSON
          CO

                     Amendment No. 1 (Final) to Schedule 13D

     This Statement amends the Schedule 13D, dated December 9, 1996 (the "Schedule 13D"), filed by Tyco International Ltd. (the "Reporting Person") with respect to the Common Stock, $.01 par value (the "Common Stock"), of ElectroStar, Inc., a Florida corporation (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date.

I. Item 4 of the Schedule 13D, "Purpose of the Transaction," is amended by adding the following:

     The  Reporting   Person's  tender  offer  (the  "Offer")  for  all  of  the outstanding shares of Common Stock expired on January 3, 1997, with approximately 98% of the shares having been tendered and having accepted by the Reporting Person for payment as of January 6, 1997. On January 9, 1997, a subsidiary of the Reporting Person was merged with and into the Company (the "Merger") as a result of which the Company became a wholly owned subsidiary of the Reporting Person.

II. Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is amended by adding the following:

     As a result of the consummation of the Offer and the Merger, Tyco is the beneficial owner of all of the outstanding shares of the Company. See Item 4.

III. Item 7 of the Schedule 13D,  "Exhibits," is amended by adding the following
     Exhibit:

     Exhibit 1  --  Press release, dated January 6, 1997


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

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  January 10, 1997



                                 TYCO INTERNATIONAL LTD.

                                        /s/ Irving Gutin
                                        ----------------
                                        By: Irving Gutin
                                        Senior Vice President


                                Page 4 of 6 pages

                                 Exhibit Index


Exhibit             Description
-------             -----------

  1                 Press Release dated January 6, 1997


                                Page 5 of 6 pages

                                                                       EXHIBIT 1



FOR IMMEDIATE RELEASE                            CONTACT:
                                                 David P. Brownell
                                                 Vice President
                                                 (603) 778-9700

                    TYCO INTERNATIONAL COMPLETES TENDER OFFER
                              FOR ELECTOSTAR, INC.

     Exeter, New Hampshire, January 6, 1997 -- Tyco International Ltd. (NYSE-TYC), a diversified manufacturer of industrial and commercial products, announced today that the $14 per share cash tender offer for all outstanding common shares of ElectroStar, Inc. (NASDAQ-ESTR) ("ElectroStar") expired by its terms at 12:00 midnight, New York City time, on January 3, 1997.

     According to Chase Mellon Shareholder Services, L.L.C., the depositary, 7,407,972 shares, representing approximately 98% of the outstanding common shares of ElectroStar, were tendered by shareholders (including shares subject to guaranteed delivery) prior to the offer's expiration.

     Tyco is a worldwide manufacturer with strong leadership positions in disposable medical products, packaging material, flow control products, electrical and electronic components and is the world's largest manufacturer and installer of fire and safety systems and services. The Company operates in more than 50 countries around the world and has revenues in excess of $6 billion.


                                       x x x





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